UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2019
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 19, 2019, Origin Agritech Ltd. (the “Company”) received a letter from the NASDAQ Stock Market (“NASDAQ”) notifying the Company that the Company is delinquent with respect to the filing of the Annual Report on Form 20-F for the fiscal year ended September 30, 2018 and therefore not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1). The Company has 60 calendar days to submit a plan to NASDAQ to regain compliance and if such plan is accepted, the Company can be granted an exception until August 14, 2019 to regain compliance. If NASDAQ does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a hearings panel. The Company’s management is pursuing options to address the deficiency. The Company plans to file Form 20-F as soon as possible or submit a compliance plan on or before the deadline set by NASAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: February 22, 2019